



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32575

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Man Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rockefeller Plaza, 16Th Floor
(No. and Street)

New York (City) NY (State) 10020-2048 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dahlila Crespo (646) 452-9583 Alicia Dellah (212) 224-7280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave. (Address) New York (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 27 2012
04 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALICIA DERRAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Max Investments Inc., as of March 22, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO, FINOP

Title

Notary Public

"OFFICIAL SEAL"
Anthony Tierney
Notary Public, State of Illinois
Cook County
My Commission Expires Oct. 23, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Man Investments Inc.

Statement of Financial Condition
December 31, 2011

Man Investments Inc.
Index
December 31, 2011



Report of Independent Auditors

To the Board of Directors and
Stockholder of Man Investments Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Man Investments Inc. (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 22, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Man Investments Inc.
Notes to Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 19,790,533
Due from affiliates	7,602,638
Prepaid expenses	1,755,629
Fees receivable from affiliates	996,028
Total assets	$ 30,144,828
Liabilities and Stockholder's Equity	
Accrued expenses and other payables	$ 3,567,269
Payable to broker dealers	2,538,091
Due to affiliates	7,137,087
Taxes payable to affiliate	1,020,969
State taxes payable to affiliate	302,110
Total liabilities	14,565,526
Common stock, $1 par value; 10,000 shares authorized and 2,900 issued and outstanding	2,900
Additional paid-in capital	26,592,100
Accumulated deficit	(11,015,698)
Total stockholder's equity	15,579,302
Total liabilities and stockholder's equity	$ 30,144,828

1. Organization and Description of Business

Man Investments Inc. (the "Company") is a wholly owned subsidiary of Man Investments Holdings Inc. (the "Parent") which, in turn, is wholly owned by Man Investments USA Holdings Inc. ("MIUHI"). MIUHI is ultimately a wholly owned subsidiary of Man Group plc ("Man Group"), a United Kingdom public limited company, thus the Company, too, is an indirect wholly owned subsidiary of Man Group plc.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are limited to selling shares of limited partnerships, direct participation programs and registered investment companies sponsored by affiliates of the Parent.

In 2011, the Company elected a change in fiscal year end from March 31 to December 31.

In the current year, the Company identified errors in the prior year financial statements which would have increased total expenses by $210,488 and decreased tax expense by $151,519. The tax adjustment required a corresponding debit to equity as an in-substance dividend and therefore was not recorded as an adjustment in the current period financial statements. These amounts were not material to the current or prior period financial statements.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash
Cash represents cash deposits held at banks used in the ordinary course of business.

Fair Value
Assets and liabilities are recorded at fair value. The fair value of the assets or liabilities represents the amount that would be received to sell an asset or, paid to transfer the liability in an orderly transaction between market participants. The Company's assets and liabilities held at fair value consist of receivables due from affiliates which are generally settled in 30 days. The liabilities held by the Company consist of general accrued expenses and payables due to broker dealers and affiliates.

Income Taxes
The Company is included in the consolidated federal and state income tax returns filed by MIUHI (an affiliate and parent company in the United States). Income taxes are determined on a benefit-for-loss basis pursuant to an arrangement between the Company and MIUHI. The Company accounts for income taxes under the liability method. Under this method, deferred taxes are provided for the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when these differences are expected to reverse. Due to Florida state tax regulations, the Company files a separate state tax return in Florida.

Under the accounting guidance related to income taxes, the recognition of a benefit from a tax position requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether it is "more-likely-than-not," (i.e., greater than 50 percent) of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold may result in a tax benefit or expense in the current year.

The Company has analyzed all open tax years, as defined by the statutes of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by taxing authorities, which for the Company includes 2007 through 2011 for all jurisdictions. For all open tax years and all major taxing jurisdictions through the end of the reporting period, the Company reviewed all tax positions taken or expected to be taken in the preparation of the Company's tax returns and concluded that the ultimate settlement of these positions would not have a material effect on the Company's results of operations or financial position. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Contingencies
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

3. Related Party Transactions

The Parent provides the Company with technology support, legal and compliance, as well as finance and administration services. The Company reimburses the Parent, generally on a monthly basis, for its share of the expenses incurred by the Parent based on the terms listed in an Administrative Services and Expense Funding Agreement. The expenses allocated to the Company by the Parent are management's best estimate of the amount of expenses the Company would incur on a stand-alone basis.

The Company may at times carry receivable or payable balances with affiliates. At December 31, 2011, the Company owed affiliates $8,460,166, which is identified on the statement of financial condition. The Company made advances to affiliates totaling $2,340,991 which are reflected in the balance due from affiliates at December 31, 2011. Also, the Company recorded a $2,825,869 receivable from Man Group plc, related to the forfeitures of deferred share awards which are reflected in the due from affiliate balance at December 31, 2011.

4. Stock Based Compensation Plans

Certain employees of the Company participate in stock-based incentive plans sponsored by Man Group. The Company records compensation costs related to share-based transactions based on the fair value of the underlying options.

Co-Investment Plan / Deferred Share Plan
The Man Co-Investment plan allowed selected employees to use a portion of their cash bonus to purchase Man Group stock for investment within the plan. Each share was held as an investment within the plan for at least three years and was matched by four shares of Man Group stock. Participants vested into the matching Man Group shares after one additional year of service subsequent to the grant of matching Man Group shares. This scheme was replaced by the Man Group plc Deferred Share plan in 2008 and no further awards were made under this scheme. The last vesting of awards under this plan occurred in June 2011.

The Man Deferred Share plan, a long-term incentive plan for selected employees, replaced the Man Co-Investment plan in June 2008. Participants are awarded options for shares in Man Group plc with no exercise price subject to continuing service throughout the vesting period. There is an incremental vesting over four years subsequent to the award date, in which 10% vests in year one, 15% vests in year two, 20% vests in year three and 55% vests in year four. Effective April 1, 2011, Man Group plc amended the vesting period to 3 years with 1/3rd of the award vesting in each year. Awards issued prior to April 1, 2011 continue to vest under the original four-year plan.

At December 31, 2011, the Man US Fund Deferral plan was approved, which is similar to the Man Deferred Share plan in terms of vesting but references the return of selected fund products rather than the issuance of Man Group plc stock. No awards have yet to be issued under this plan.

There were no option grants allocated from Man Group to the Company during the nine-month period ended December 31, 2011.

The Company estimated the fair value of each share award or option on the date of grant. The valuation of the award depends on a number of financial and demographic assumptions, including dividend yield, volatility and the risk-free interest rate. These were all assumed to be constant over the term of each award. The Company used the assumption that pre-vesting forfeitures are at the rate of 3% per annum, however, the accounting charge is adjusted to reflect actual forfeitures.

Therefore, the assumption only affects the timing of the accounting expense, not the amount ultimately charged.

A summary of the activity of awards granted under the Co-Investment and Deferred Share plans as of December 31, 2011 and changes during the nine-month period then ended is presented below:

	Co-Investment/Deferred Share Plans	
	Awards	Weighted-Average Grant Date Fair Value (per award) [1]
Nonvested as of April 1, 2011	$ 532,316	$ 5.14
Granted	-	-
Exercised	(145,502)	6.62
Transfers in [2]	27,404	4.60
Forfeited	(5,120)	5.37
Nonvested as of December 31, 2011	$ 409,098	
Total unrecognized compensation expense remaining*	$ 1,669,709	
Weighted average years expected to be recognized	1.21	

[1] As Man Group plc shares trade in Pounds Sterling, all exercise price information has been translated into U.S. dollars using relevant exchange rate during the year.

[2] Transfers represent awards for employees that moved entities during the year as the awards follow the employee to the new employing entity.

*Excludes employer related taxes of $15,757

Employee Stock Purchase Plans
In accordance with local tax regulations in the U.S., Man Group sponsors an employee stock purchase plan, which allows all employees to invest funds within the plan that contain an option to purchase shares of Man Group stock at a discount, subject to certain terms and conditions. Participants can invest in the plan for two years, after which they are eligible to purchase shares at a 15% discount from the market value of Man Group stock when the investment in the plan was originally made. In the U.S. plan, once vested, participants have the option of receiving cash or shares of Man Group stock within one year. If Man Group stock is selected, participants are required to hold the shares for one additional year.

This plan was not offered to employees in 2011. Management is currently evaluating the ongoing sponsorship of this plan.

5. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2011, the Company had adjusted net capital, as defined, of $5,225,007 which was $4,253,972 in excess of the required minimum net capital of $971,035. The Company's ratio of aggregate indebtedness to net capital was 2.79 to 1.

The Company is a limited purpose broker dealer and operates as a distributor of financial products. The Company does not hold any customer funds or securities. Therefore, the Company is exempt from the Customer Protection Rule as defined under SEC Rule 15c3-3.

6. Income Taxes

The Company has recorded a gross deferred tax asset in the amount of $2,383,502 at December 31, 2011 due to differences in the book and tax bases of the Company's deferred compensation and net operating loss carryforwards. The Company determined that the recoverability of its deferred tax assets is not more-likely-than-not to be recoverable; therefore, a valuation allowance has been established to fully offset the associated deferred tax assets. The table below represents the components of deferred tax asset.

Deferred tax asset	
Net operating loss carryforwards	$ 1,052,701
Deferred compensation	1,330,801
	2,383,502
Valuation allowance	(2,383,502)
	$ -

At December 31, 2011, the Company has no reserve for uncertain tax positions.

7. Concentration of Credit Risk

The Company is engaged in various activities in which counterparties primarily include broker-dealers, affiliates and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company expects the risk of loss to be remote.

The Company maintains its cash in noninterest bearing accounts at two banks, which at times may exceed Federal insurance limits. At December 31, 2011, the Company held cash above the FDIC limits in the amounts of $16,247,543 and $3,042,990, respectively.

8. Subsequent Events

The Company performed an evaluation of subsequent events through March 22, 2012, which is the date the financial statement was available to be issued, and did not identify any subsequent events which would require disclosure in this financial statement.